Santo Pita Corporation
Plaza Tania, Rotnulo Betancourt No. 289 Local 306
Bella Vista, Santo Domingo, Dominican Republic

May 27, 2011

VIA EDGAR
Mr. John Reynolds, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:    Santo Pita Corporation
          Amendment No. 3 on Registration Statement on Form S-1
          File No. 333-169503
          Filed May 4, 2011

Dear Mr. Reynolds:

We are in receipt of your comment letter dated May 18, 2011 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company's responses:

Prospectus Summary, page 6

  We note the statement on pages 25 and 53 that your promoter "is willing to fund the initial operations of the Company." Please revise to clarify which planned operations and what approximate amount of funding the promoter is willing to provide. In addition, please clarify whether the promoter has the financial resources to fund the Company's $290,000 cash needs for the next 24 months.

    ANSWER: We have revised the requested information to make clear that our promoter will only personally fund the initial operations of the Company, which includes fees relating to the filing of this Registration Statement on Form S-1, as well as legal and accounting fees. As such, we have additionally revised our disclosures to make clear that our promoter will not be personally funding the Company's $290,000 future cash needs. We anticipate seeking to raise such funding through either equity or debt sales. If we cannot secure additional financing on acceptable terms, we will have to cease or suspend operations entirely.

  We note your responses to comments three and four or our letter dated March 30, 2011, and reissue it in part. Your revisions regarding your initial marketing plan and the funding of websites from your net private offering proceeds, which appear to be less than $10,000 as of January 31, 2011, do not appear to take into account your $290,000 in expected expenses for the next 12 months listed on page 59. Please revise to clarify the extent to which you plan to split your remaining cash between your initial marketing plan and any of the various items listed on page 59.

    ANSWER: We have revised and clarified this disclosure to make clear that we anticipate seeking funding related to the Company's $290,000 future cash needs through either equity or debt sales to raise such funds. As such, we do not anticipate using the proceeds from our private offering to fund our future expected expenses which we have estimated to total approximately $290,000.

Risk Factors, page 10
  Please revise risk factor number five on page 11 to discuss the consequences should you fail to raise such funds.

    ANSWER: We have made revisions to the requested risk factor to clarify that the company will have to cease or suspend operations if it was not able to obtain additional financing under acceptable terms.

  Please consider adding a risk factor to discuss the reliance on your promoter to fund the Company should it be unable to raise additional sources of financing.

    ANSWER: We have added the requested risk factor to disclosure our reliance on our sole promoter to fund the operations of the Company should we not find acceptable financing options. Additionally, as disclosed, if we are not able to secure acceptable financing we will have to cease or suspend operations entirely.

Description of Business, page 23
  We note references throughout your registration statement that your www.drdentalspa.com website will be an online store when it goes line in June 2011. Please revise to clarify the nature of the store and products. For example, it's unclear how you will source and fund your inventory.

    ANSWER: The statement that drdentalspa.com would be an online store as stated in our last filing was made in error. We have corrected the language to properly reflect that drdentalspa.com will be an online informational website.

  We note your response to comment seven of our letter dated March 30, 2011, and we reissue it in part. To the extent material please revise to clarify whether you will charge an ongoing franchise fee and whether the $5,000 initial franchise fee includes the purchase of the Beaming White kit. Also, please advise us whether you have a form franchise agreement and whether it will be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

    ANSWER: We have revised the requested information to clarify that the initial franchise fee does include the cost of the Beaming White kit as part of the turn-key franchise for $5,000. Additionally, we have attached the franchise agreement herewith as Exhibit 10.5.

  We note your response to comment eight of our letter dated March 30, 2011, and we reissue it in part. Please revise the business and your MD&A sections to clarify the approximate costs of the information that you anticipate acquiring for your www.drdentalspa.com website. We note your existing disclosure indication that your website will go live next month.

    ANSWER: The requested sections have been revised to disclosure that the website is currently live ahead of the intended June, 2011 launch date. Additionally, the sections have been revised to state that the context of the website is general information made readily available free of any licensing agreements or fees from online resources such as Wikipedia, open research papers, text books, magazines and information provided by friends of our sole officer and director who are dentists. We do not anticipate the content of the website to cost us anything at this time.

Management Discussion and Analysis, page 53
  We note your response to comment 15 of our letter dated March 30, 2011, and we reissue it in part. Please revise to clarify what time period the table on page 59 refers to, as it appears to present expenses for the next 12 months and continuing for a total of 24 months.

    ANSWER: We have revised our disclosures to make clear that the table of page 59 of the Registration Statement on Form S-1 refers to our second year of operations, which we define as the period covering the 12 to 24 month period from the date of signing up with the four franchisees.

Directors and Officers, page 60
  We note your response to comment 17 of our letter dated March 30, 2011, and we reissue it in part. We are unable to find the revisions that indicate Ms. Feliz Ruiz's contributions to the Company may be interrupted by her unrelated consulting and marketing businesses, as well as her studies, on page 60 or 61.

    ANSWER: We have revised this disclosure to clarify that Ms. Feliz Ruiz's contributions to the Company may be interrupted by her unrelated consulting and marketing businesses, as well as her dental school studies.

Transactions with Related Persons, Promoters and Certain Control Persons, page 10
  We note your response to comment 18 of our letter dated March 30, 2011, and we reissue it in part. Your revised disclosure indicates that Ms. Feliz Ruiz received her shares of common stock on July 30, 2010. With a view to disclosure, please advise us who owned the Company or held shares prior to July 20, 2010, as the Company was incorporated on July 2009.

    ANSWER: Ms. Feliz Ruiz has owned the Company since July 8, 2009, the date the Company was incorporated and formed. At that time, however, there were no shareholders of the Company until Ms. Feliz Ruiz received her shares of common stock on July 30, 2010. During the period from July 8, 2009 to July 30, 2010, there were no other shareholders or individuals with an ownership interest in the Company.

Exhibits

  Please file Exhibit 10.4 in a proper electronic format. Please refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

    ANSWER: Exhibit 10.4 has been re-filed in a proper electronic format and filed herewith.

The Company acknowledges that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Santo Pita Corporation

By: ROSA HABEILA FELIZ RUIZ
Rosa Habeila Feliz Ruiz
President